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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

SPX CORPORATION
(Name of Subject Company (Issuer))

SPX CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Liquid Yield Option™ Notes due May 9, 2021 (Zero Coupon-Senior)
(Title of Class of Securities)

784635 AF 1
(CUSIP Numbers of Class of Securities)

Ross Bricker, Esq.
Senior Vice President, Secretary, and General Counsel
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, North Carolina 28277
(704) 752-4400
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

with copies to:
Stuart Gelfond, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*: $17,861,070.50	Amount of Filing Fee**: $2,102.25

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option™ Notes due May 9, 2021 (Zero Coupon-Senior), as described herein, is $645.97 per $1,000 principal amount at maturity outstanding. As of April 8, 2005, there was approximately $27,650,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $17,861,070.50.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,102.25	Filing Party:	SPX Corporation
Form or Registration No.:	Schedule TO (File No. 5-16002)	Date Filed:	April 8, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

        SPX Corporation, a Delaware corporation (the "Company" or "SPX"), hereby amends and supplements its Tender Offer Statement on Schedule TO-I originally filed on April 8, 2005 and amended on April 22, 2005 (the "Schedule TO-I"), with respect to the offer by the Company to purchase the Liquid Yield Option™ Notes due May 9, 2021 (Zero Coupon-Senior) issued by the Company on May 9, 2001 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated April 8, 2005, as amended April 22, 2005 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1)(A) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated as of May 9, 2001, between the Company and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), as Trustee ("Trustee") (the "Indenture").

Item 4. Terms of the Transaction

        Item 4 of the Schedule TO-I is hereby amended and supplemented by adding the following language:

        The holder's option to surrender the Securities for purchase expired at 5:00 p.m., New York City time, on May 9, 2005. The Company has been advised by the depositary, JPMorgan Chase Bank, N.A., that Securities with an aggregate principal amount at maturity of approximately $27,650,000, which represent 100% of the remaining outstanding Securities, were validly tendered and have been purchased by the Company. The purchase price for the Securities was $645.97 per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all of the Securities validly tendered was approximately $17,861,070,50. The Company paid the purchase price with cash on hand.

        On May 10, 2005, the Company issued the press release announcing the results of the offer, a copy of which is attached hereto as Exhibit (a)(5)(B) and incorporated herein by reference.

lItem 12. Exhibits

        Item 12 of the Schedule TO-I is hereby amended and supplemented to include the following exhibit:

  (a)(5)(B)    Press release issued by SPX Corporation on May 10, 2005.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO-I is true, complete and correct.

SPX CORPORATION
By:	/s/ PATRICK J. O'LEARY
Name:	Patrick J. O'Leary
Title:	Executive Vice President, Treasurer and Chief Financial Officer

Dated: May 10, 2005

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Company Notice to Holders of SPX Corporation Liquid Yield Option™ Notes due May 9, 2021 (Zero Coupon-Senior), dated April 8, 2005, as amended April 22, 2005.*
(a)(1)(B)	Form of Purchase Notice dated April 8, 2005, as amended April 22, 2005.*
(a)(1)(C)	Form of Notice of Withdrawal dated April 8, 2005, as amended April 22, 2005.*
(a)(1)(D)	Form W-9.*
(a)(5)(A)	Press Release issued by SPX Corporation on April 8, 2005.*
(a)(5)(B)	Press Release issued by SPX Corporation on May 10, 2005.
(b)	Not applicable.
(d)(1)
Indenture, dated as of May 9, 2001, between SPX Corporation and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-68648), as filed with the Securities and Exchange Commission on August 29, 2001.
(d)(2)
Indenture, dated as of February 6, 2001, between SPX Corporation and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-56364), as filed with the Securities and Exchange Commission on February 28, 2001.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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INTRODUCTORY STATEMENT
  Item 4. Terms of the Transaction
SIGNATURE
EXHIBIT INDEX